UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒      Form 40-F ☐

Closing of Disposition

As previously disclosed by Dunxin Financial Holdings Limited (the “Company”), the Company, True Silver Limited, a wholly owned subsidiary of the Company (the “Seller”), Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) and Wuhan Chutian Investment Holding Limited (“Chutian Wuhan”, collectively with Chutian HK, the “Targets”) and Jianneng Holdings Limited (the “Purchaser”) entered into certain share purchase agreement on May 13, 2024 (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for nominal cash consideration of US$1 (the “Purchase Price”).

The transaction contemplated by the Disposition SPA (the “Disposition”) closed on June 12, 2024, upon the satisfaction of all closing conditions set forth in the Disposition SPA. Following the closing of the Disposition, the Purchaser became the sole shareholder of the Targets and as a result, assumed all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target.

As a result of the Disposition, the Company believes that it currently has shareholders’ equity equal to or greater than $4 million, which satisfies the continued listing criteria of the NYSE American.

Below is the Company’s organizational structure chart following the closing of the Disposition.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: June 26, 2024	By:	/s/ Ai (Kosten) Mei
	Name:	Ai (Kosten) Mei
	Title:	Chief Executive Officer

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